VIA EDGAR

February 27, 2009

Mr. John Cash

Accounting Branch Chief

U. S. Securities and Exchange Commission

Mail Stop 7010

Washington, D.C. 20549-7010

United States of America

Re:	Mechel OAO (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2007 (the “Form 20-F”)
File No. 1-32328
Response to comment letter dated December 5, 2008

Dear Mr. Cash:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated December 5, 2008.  We appreciate the significant effort the Staff has put into reviewing our Form 20-F.

Risk Factors, page 6

1.                          In future filings, please delete the second paragraph in this section. All material risks should he described. If risks are not deemed material, you should not reference them.

Response

We will delete this paragraph in future filings.

We have not independently verified information . . . , page 25

2.                          In future filings, please revise the language in this risk factor to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your filing.

Response

We will revise this risk factor to address the Staff’s comment, as follows:

“We have used certain information in this document that has been sourced from third parties.

We have sourced certain information contained in this document from independent third parties, including private companies, Russian government agencies and other publicly available sources.  We believe these sources of information are reliable and that the information fairly and reasonably characterizes the industry in Russia.  However, although we take responsibility for compiling and extracting the data, we have not independently verified this information.  In addition, the official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries.  Official statistics may also be produced on different bases than those used in Western countries.”

Competitive Strengths, page 37

3.                          We note your statement you control 244.0 million tonnes in additional coal reserves and 521.1 million tonnes in additional coal deposits. Please clarify in your filing whether the reserves are proven and/or probable reserves and define whether the coal deposits are or are not proven and/or probable reserves. Coal that is not marketable because of current consumer specifications, or is not economically or legally producible may be disclosed as a “non-reserve coal or mineral deposit” even if it has been sufficiently drilled to demonstrate continuity between samples. A non-reserve coal or mineral deposit is a coal or mineral bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between the sample points, and may warrant further exploration stage work, permitting, and/or economic evaluation. However, this coal does not qualify as a commercially viable coal reserve as prescribed by Commission standards until a final comprehensive evaluation, such as a bankable feasibility study, is performed based upon unit cost per ton, recoverability, and other material factors and this study concludes the property’s legal and economic feasibility.

Response

While not explicitly stated, all of our reserves are proven and probable, as shown in the reserves tables on pages 61-64.  As set out on page 60, our “deposits” are similar to our reserves in all respects, except that the deposit is either (1) contained within the license boundary but is scheduled to be extracted beyond the license period or (2) adjacent to but not contained within the license boundary.  So, unlike typical deposits, our “deposits” meet the SEC Guide 7’s economic criteria but we don’t report them as reserves due to the licensing considerations.  Moreover, to avoid confusion with our “deposits” as we have defined them, we do not report material that may technically qualify as mineral deposits, i.e., material that meets sampling and density requirements but fails to meet the economic criteria.  Thus, in sum, in our filings we refer to our proven and probable reserves as simply “reserves” and our proven and probable reserves that don’t meet the licensing considerations as “deposits.”  We believe this is a conservative approach, which we have taken consistently in our filings since and including in the IPO prospectus in 2004.

We will improve the disclosure in future filings by clarifying and stating these matters at the beginning of the section and/or adding appropriate cross-references.  In addition, this particular sentence will be revised in future filings to read as follows:

“Acquiring control over Yakutugol, which has three working mines and also holds the license to the undeveloped Elga coal deposit in the Sakha Republic, allowed us to add 244.0 million tonnes in proven and probable reserves of coal and 521.1 million tonnes in coal deposits as of January 1, 2008.”

We note that the information contained in the above sentence is also set out more clearly in the proven and probable coal reserves and coal deposits tables on page 61 (sum of coking coal and steam coal for Nerungrinsk Open Pit and Elga).

Coal production, page 56

4.                          We note you refer to a mine site with resources of 37 million tonnes of coal. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. However, you may disclose quantity estimates for non-reserve coal or mineral deposit, to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance, if applicable, you will need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility. Please remove all resource disclosures from your filing.

Response

This reference to “resources” is incorrect.  Rather, it should be “coal deposits.”

As noted above in our response to Comment 3, we present only “reserves” (i.e., proven and probable reserves) and “deposits” (i.e., proven and probable reserves that don’t meet licensing considerations).  We do not present any resources disclosure.  We will use consistent terminology in our future filings and add appropriate explanations.  In addition, this particular sentence will be revised in future filings to read as follows:

“Due to what we believe was a technical error made when the license was originally issued, there is uncertainty as to whether the Uregolsk license area includes a part of the mine site with 37 million tonnes of coal deposits (the “New Uregolsk license area”).”

Mineral reserves, page 60

5.                           We note your reserves as of January 1, 2008, were reviewed by Marston & Marston, independent mining engineers. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act. In the event Marston & Marston provided a summary report and tabulation of all your reserves, including operating costs, this item will address our initial request. This request may be expanded to also include:

•                  Property and geologic maps

•                  Description of your sampling and assaying procedures

•                  Drill-hole maps showing drill intercepts

•                  Representative geologic cross-sections and drill logs

•                  Description and examples of your cut-off calculation procedures

•                  Cutoff grades used for each category of your reserves and resources

•                  Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•                  A detailed description of your procedures for estimating reserves

•                  Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•                  A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response

We will provide to Mr. Schuler, as supplemental information and not as a part of our filing, Marston & Marston’s 2007 audit reports for all the mines formatted as Adobe PDF files. We believe this information will be fully responsive to your request.  If additional information or clarifications are necessary, we would propose as an initial matter to organize a conference call among Mr. Schuler, Marston & Marston and our team to better understand and address your requests.

6.                          We note the Kangalassk Open Pit, Dzhebariki-Khaya Underground, Erunakovsk mines are not included in your tabulation of proven and probable reserves or as non-reserve deposits. In addition we note your disclosure of the Voskhod chrome deposit and the Shevchenko nickel deposit. Please clarify their status, ensure the reserve/deposit tables are complete, and include them in your reserve/non-reserve tables, in the event they were inadvertently omitted.

Response

Kangalassk Open Pit, Dzhebariki-Khaya Underground and Erunakovsk contain neither reserves nor deposits, as we have defined deposits (see above).  It is possible to report the materials at these mines as typical deposits because they are operating mines and the sampling and density requirements are met, but they fail to meet the economic criteria.  However, as discussed above, to avoid confusion, we only report “deposits” as we have defined them, which is a more conservative approach.  We have followed this approach consistently with respect to these mines since the IPO.  We will clarify their status in future filings and ensure that our reserve/deposits tables are complete.

The Voskhod chrome deposit and the Shevchenko nickel deposit were acquired in April 2008 and we have not yet engaged independent mining engineers to evaluate whether they have reserves under SEC Guide 7 standards.  We are currently in the process of determining whether to hire independent mining engineers to evaluate these sites’ SEC Guide 7 reserves.  We will clarify their status in future filings.

7.                          Please insert a small-scale map showing the location and access to your material properties. See Item 102 (3)(B) of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that SEC’s EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

Response

In future filings, we will briefly describe in the text our material properties’ road, barge and/or railroad access.  We will also include a map of Russia and the CIS showing the location of our material properties, similar to the map used in our IPO prospectus.  We do not believe that maps showing detailed access to our mines would provide any additional material or relevant information to investors.

We refer you to Marston & Marston’s 2007 audit reports being supplementally provided in response to Comment 5.  Section 1 of these audit reports contain a map and description of access.

8.                          Provide a table showing the last three years annual production for each of your mines, and your weighted average price received for your coal or mineral products for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable. Please include other material products sold, such a sulfuric acid and/or copper sulfate.

Response

As noted in our response to Comment 5, we will supplementally provide the Staff with a copy of Marston & Marston’s 2007 audit reports for all the mines. These reports contain tables showing the last three years’ annual production, as well as prices used in estimating our reserves.  Sales of mineral products other than coal, iron ore concentrate and nickel are not material.

The Form 20-F already contains three years’ annual production data for each of the mines; see pages 57 (coal), 58 (iron ore) and 59 (nickel ore).  To the extent relevant and material to investors, the changes in the prices received for sales of these products are discussed in the MD&A.  We believe that further, specific disclosure of the average prices we realize for our coal and other mineral products would be detrimental to our business vis-à-vis our competitors because of the sensitive commercial nature of the information.

9.                          Please note that proven reserves presented in accordance with Industry Guide 7 / may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement is made to that effect. Absent this condition, proven and probable reserves should be segregated.

Response

We confirm that the degree of assurance between the two classes of reserves cannot be readily defined and we will make a statement to that effect in future filings.  We have combined our proven and probable reserves in all of our filings since and including in our IPO prospectus.

For some background, we note the following.  We report on an annual basis to the Russian State Committee on Reserves (“GKZ”) the Russian reserves according to approved classifications of A, B and C1.  In general, provided the SEC Guide 7’s economic criteria are met, A+B is equivalent to “proven” and C1 is equivalent to “probable.”  However, when preparing year-by-year production schedules, due to our practice of preparing our Russian reserves manually and the lack of computerized data/modeling, we do not break out future production by these categories when scheduling and we are not required to do so by the GKZ.  These categories are defined for the mine plan as a whole.  As these annual production schedules are the basis for estimating our reserves under SEC Guide 7 standards, we are not able to segregate our SEC Guide 7 reserves into proven and probable categories.  Although we are in the process of digitizing our data and implementing the use of computerized models and hope to be able to prepare production schedules by category in the future (and hence segregate our SEC Guide 7 reserves by proven and probable categories), currently it would not be commercially feasible for us to do so.

10.                   As footnotes or as part of your reserve tables, disclose the following:

•                  The reserve incorporates losses for mine dilution and mining recovery.

•                  The metallurgical recovery factors for each mine and/or wash plant.

•                  All prices and currency conversion factors used to estimate your reserves.

•                  Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

Response

We will include footnotes disclosures in future filings as follows:

•                  The reserve incorporates losses for mine dilution and mining recovery.

In each reserve table we will include a footnote as follows:

“Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.”

•                  The metallurgical recovery factors for each mine and/or wash plant.

Please note that the tables relating to iron ore and nickel ore on pages 62 and 63 have footnotes noting the projected metallurgical recovery.  In the coal reserve tables we will include a footnote as follows:

“The coal recovery factors for raw coal sent to Siberian Central Processing Plant, Kuzbass Central Processing Plant, Tomusinsk Processing Mills, Krasnogorsk Processing Plant and Nerungrinsk Processing Plant are projected to be 81.5%, 81%, 67%, 60-66% and 67%, respectively.”

•                  All prices and currency conversion factors used to estimate your reserves.

This information is contained in the Marston & Marston audit reports being provided to the Staff on a supplemental basis.  As noted in the response to Comment 8 above, we believe that specific disclosure of price information in our filings would be detrimental to our business vis-à-vis our competitors because of the sensitive commercial nature of the information.  We propose to include the following disclosure:

“In estimating our reserves we use average market or contract prices and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.”

•                  Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

We will include the following footnotes in relation to the mines:

“We own 93.5% of Southern Kuzbass Coal Company mines, 74.4% of Tomusinsk Open Pit Mine, 100% of Yakutugol mine and 71.2% of Elga mine.  Reserves are presented for the mines on an assumed 100% ownership basis.”

“We own 85.6% of Korshunov Mining Plant mines.  Reserves are presented for the mines on an assumed 100% ownership basis.”

“We own 79.9% of Southern Urals Nickel Plant mines.  Reserves are presented for the mines on an assumed 100% ownership basis.”

“We own 90.4% of Beloretsk Metallurgical Plant mines.  Reserves are presented for the mines on an assumed 100% ownership basis.”

Item 5. Operating and Financial Review and Prospects, page 109

11.                   In future filings, please expand your management’s discussion and analysis to provide a discussion of recent economic events and trends, including pressures within each of your industry segments, and their current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on the current demand for your products, expected trends, management’s response for managing these events, potential future actions by management and other detailed information regarding your industries. Also, please expand your liquidity discussion to address the expected impact on current and future cash flows and to address how you believe the global financial climate, including the credit shortage, may affect sources of liquidity.

Response

We note that most of the requested disclosure currently exists in the “Trend Information” section on pages 157-159, relating to demand and pricing of our products.  In future filings we will expand the management’s discussion and analysis section and liquidity discussion to the extent practicable to address the Staff’s comment.

12.                   Please tell us when you plan to report updated financial results.

Response

We will report our full-year 2008 financial results no later than June 30, 2009.

Liquidity and Capital Resources, page 138

13.                   Please expand your discussion of debt covenants in fixture filings to quantify your required and actual financial ratios for each significant debt covenant during the periods presented. Also, please revise fixture filings to address the potential risks and consequences of non-compliance with your debt covenants.

Response

On pages 142-145, we describe the financial ratios that are required to be met under our debt covenants, although we do not specify the actual numerical ratio specified in the debt covenants.  We believe that the financial ratios under our debt covenants are usual and customary for such credit facilities and the financial ratios were negotiated and set at a level designed to permit us to remain in full compliance.  Consequently, we believe that quantification of our ratios and a comparison to the required ratio is not material to an understanding of our financial condition or liquidity.  We cannot exclude the possibility that in the future the situation might change significantly or new credit facilities might contain more strict debt covenants which might impact our financial condition and liquidity; if there will be any material probability of the above circumstances to occur we will expand our discussion of debt covenants as requested in the Staff’s comment.

To improve the disclosure, we will affirmatively state in future filings that we are in compliance with the applicable financial ratios, or, if not, the steps we are taking to come into compliance.

Contractual Obligations and Commercial Commitments, page 146

14.                   Please revise future filings to present the totals by period and to include estimated interest payments in your table of contractual obligations in accordance with Item 303(a)(5) of Regulation S-K. Please also disclose any assumptions you make to derive these amounts. Refer to Section 4A of Release No 33-8380, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations found on our website at httn://www.sec.gov/rules/interp/33-8350.htin/#P18O_57133.

Response

In our future filings we will revise our contractual obligations disclosure and disclose assumptions used to derive amounts as requested in the Staff’s comment.

Critical Accounting Policies and Estimates, page 147

15.                   In future filings, please expand your discussion under Critical Accounting Policies and Estimates to provide greater insight into the subjectivity, uncertainty, and variability of the material assumptions, methods, and estimates underlying each critical accounting policy. See Section 5 of Release No 33-8380. In particular, please expand your discussions of goodwill impairment, mineral licenses, retirement benefit obligations, and asset retirement obligations to provide sensitivity analyses of the impact of changes in material estimates and assumptions, to the extent practicable. For example, disclose what reporting units are evaluated for goodwill impairment, what the significant assumptions are underlying the discounted cash flows used to measure fair value (discount rate. revenue growth rates, operating profit margins, terminal rate, etc.), and a sensitivity analysis related to those assumptions. Similar disclosures should be provided for each policy noted above and for any other policies subject to material estimates.

Response

As suggested by the Staff, we will endeavor to expand the discussion under Critical Accounting Policies and Estimates by reference to the interpretive guidance contained in Release No. 33-8350.  In response to the Staff’s particular comments, we note the following:

•                  provide greater insight into the subjectivity, uncertainty, and variability of the material assumptions, methods, and estimates underlying each critical accounting policy

We acknowledge and agree to your comment. In future filings, we will enhance the information we have already provided in our critical accounting policies to the extent we believe such incremental information might be relevant and material.

•                  expand your discussions of goodwill impairment, mineral licenses, retirement benefit obligations, and asset retirement obligations to provide sensitivity analyses of the impact of changes in material estimates and assumptions, to the extent practicable

We acknowledge your comment and agree that this expanded discussion might be useful to the reader of our financial statements. However, given the complex calculations underlying goodwill impairment, valuation of mineral licenses, retirement benefit obligations, and asset retirement obligations, and the fact that we operate in multiple locations and jurisdictions that entail different factors, assumptions and rates, we believe that a significant expansion of the quantitative discussion is not practicable. We will consider providing some further narrative discussion that could help the user of our financial statements better understand how we develop our assumptions and apply valuation techniques.

•                  For example, disclose what reporting units are evaluated for goodwill impairment, what the significant assumptions are underlying the discounted cash flows used to measure fair value (discount rate. revenue growth rates, operating profit margins, terminal rate, etc.), and a sensitivity analysis related to those assumptions.

We acknowledge your comment and generally agree that providing the reader of our financial statements with more information on impairment testing could be useful to better understand our business and financial statements, particularly in the current economic environment. While we follow the requirements of SFAS No. 142 to conduct goodwill impairment tests, we believe that, given the number of reporting units involved in the calculation, the disclosure of all pertinent quantitative information on a reporting unit level will be excessive. Notwithstanding we will consider providing additional quantitative information on goodwill impairment, to the extent we believe is commercially reasonable and practicable, to enable the user to better understand our financial statements.

Item 18. Financial Statements, page 214

16.                   We note references throughout your filing to independent appraisals and engineers when discussing purchase price allocations and valuations of mineral licenses. In future filings, please either identify these parties or delete any references to them. Please be advised that if you elect to identify these parties, it will be necessary for you to provide consents from these experts in any registration statement in accordance with Rule 436(b) of Regulation C.

Response

In our future filings, we will either identify such independent appraisals and engineers or revise the disclosure to clarify the extent of reliance on such independent appraisals and engineers.

Note 2. Acquisitions, Investments and Disposals, page F-10

17.                   Please tell us and disclose in future filings the potential consequences of not fulfilling all the commitments related to the Yakutugol acquisition as noted on page F-12.

Response

The following disclosures about these commitments and the potential consequences of not fulfilling them were made in our Form 20-F for 2007:

•              page 54 (Business Description) – we describe these commitments;

•              page 62 (Business Description) – we describe the potential consequence that the subsoil license for the Elga coal deposit may be suspended or terminated if the commitments are not fulfilled;

•              page 14 (Risk Factors) – we specifically highlight the risks to the calculation of our reserves in connection with the obligations imposed under the terms of the Elga license;

•              page 16 (Risk Factors) – we describe generally that a failure to comply with the terms of our subsoil licenses could lead to suspension or termination of the relevant license; and

•              pages 93-96 (Regulatory Matters) – we describe generally Russian subsoil licensing and termination of subsoil licenses.

In future filings, we will consolidate and improve the abovementioned disclosures in light of the Staff’s comments, including additional cross-references to the appropriate risk factors.  In addition, in future filings we will add a sentence to the relevant note in our financial statements as follows:

“Failure to meet these commitments could result in the suspension or termination of the license.”

* * * *

In connection with our responses above, we acknowledge that

•              the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once again, we appreciate your comments which will help us to improve the disclosure in the next Form 20-F.  Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Stanislav A. Ploschenko
Stanislav A. Ploschenko
Chief Financial Officer

Copies to:

Bret Johnson

Anne McConnell

George K. Schuler

Chambre Malone

Jennifer Hardy